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April 8, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yolanda Guobadia, Lily Dang, Anuja Majmudar, Kevin Dougherty

Re:	1RT Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 19, 2025
File No. 377-07722

Ladies and Gentlemen:

On behalf of our client, 1RT Acquisition Corp., a Cayman Islands company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated March 18, 2025. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 initially submitted on February 11, 2025 (the “Registration Statement”).

The Company is seeking confidential treatment for the Registration Statement, the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

1RT Acquisition Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

April 8, 2025

1RT Acquisition Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Draft Registration Statement on Form S-1 submitted February 19, 2025

Summary

Our Investment Thesis and Strategy, page 4

1.  We note your reference in this section to a "team" or "teams" performing the functions in the various steps in your process. Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing these activities, and identifying the members of the team or teams that you reference. Refer to Item 1603(a)(4) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4-5 and throughout the Amendment accordingly.

Sponsor Information, page 9

2.  You disclose that your sponsor was formed by the founders and executive team of 1RoundTable Partners, LLC (“1RT”), and that your CEO Dan Tapiero holds voting and investment discretion with respect to the ordinary shares held of record by your sponsor by his sole membership in the general partner of the funds that are members of your sponsor. Please also disclose any persons that have direct and indirect material interests in the sponsor and the nature and amounts of their interests. For example, please disclose the nature and amount of any interests in the sponsor held by your Chief Financial Officer Joe Majocha and Director Nominee Jeffrey Nuechterlein. See Item 1603(a)(7) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the disclosure on page 2 of the Amendment to clarify that at this time Dan Tapiero remains the only person with a direct or indirect material interest in our Sponsor.

The Offering

Conflicts of Interest, page 35

3.  You state that your sponsor, officers or directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination but that you do not believe that such potential conflicts would materially affect your ability to complete your initial business combination. Please clarify how opportunities to acquire targets will be allocated among SPACs and otherwise discuss how you will allocate investment opportunities to this SPAC versus other business ventures. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 to the Amendment accordingly.

4.  We note your disclosure on page 19 that pursuant to a letter agreement, your sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination and shareholder vote to approve an amendment to your charter. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Amendment to clarify none of our sponsor, officers or directors have or will receive consideration in exchange for the waiver of their redemption rights under the letter agreement.

Securities and Exchange Commission

April 8, 2025

1RT Acquisition Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dilution, page 93

5.  We note you disclosed in footnote (1), under the last table on page 94, that expenses applied against gross proceeds include offering expenses of $1,164,500. Based on the offering expenses disclosed in the Use of Proceeds table on page 89, it appears that the offering expenses are $914,500 rather than $1,164,500. Please revise the inconsistency or explain the difference.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under footnote (1), under the last table on page 96 of the Amendment, to reflect the correct offering expense amount of $914,500.

6.  It appears that the labeling for the columns under each set of redemption scenarios in the second table on page 94 should be switched around, with the first column being Without Over-Allotment and the second column being With Over-Allotment. Please revise as appropriate. Additionally, for ease of reading and presentation consistency with page 94, for the table on page 93, please present the line item Assuming No Exercise of Over Allotment Option and related amounts before the line item Assuming Full Exercise of Over-Allotment Option and related amounts, and ensure that all of the amounts presented in the table on page 93 correspond with the amounts presented on page 94.

The Company respectfully acknowledges the Staff’s comment and has revised the headers under each redemption scenario on page 96 of the Amendment to correctly reflect column presentation of Without Over-allotment and With Over-allotment, and has revised the presentation on page 95 of the Amendment for consistency with the table on page 96.

Management, page 136

7.  Please clarify if your sponsor, management and/or their affiliates have been involved in any other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Amendment accordingly.

General

8.  You disclose in a risk factor on page 46 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering and the sale of the private placement warrants. Please disclose any limitations in your governing documents upon redemptions to maintain net tangible assets in excess of $5,000,000. See Item 1602(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Amendment accordingly.

* * * * *

Securities and Exchange Commission

April 8, 2025

1RT Acquisition Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Dan Tapiero, 1RT Acquisition Corp.
Andrew Marmer, Willkie Farr & Gallagher LLP